EXHIBIT 12

Statement of Computation of Ratio of Earnings to Fixed Charges
Omnicare, Inc. and Subsidiary Companies
(in thousands, except ratio)
Unaudited

	Three months ended
	March 31,
	2007		2006
Income before income taxes	$69,559	(1)	$86,747	(2)
Add fixed charges:
Interest expense	40,012		40,432
Amortization of debt expense	2,036		1,980
Interest portion of rent expense	6,032		5,730
Adjusted income	$117,639		$134,889

Fixed charges:
Interest expense	$40,012		$40,432
Amortization of debt expense	2,036		1,980
Interest portion of rent expense	6,032		5,730
Fixed charges	$48,080		$48,142

Ratio of earnings to fixed charges(3)	2.4	x	2.8	x

(1)

Income before income taxes includes a special charge of $9,174 for restructuring and other related charges. Please see the "Restructuring and Other Related Charges" note of the Notes to Consolidated Financial Statements for further discussion. Also included in income before income taxes is $6,907 and $5,792 for special items relating to litigation charges and Heartland matters, respectively. Please see the "Commitments and Contingencies" note of the Notes to Consolidated Financial Statements for further discussion.

(2)

Income before income taxes includes a special charge of $7,713 for restructuring and other related charges. Please see the "Restructuring and Other Related Charges" note of the Notes to Consolidated Financial Statements for further discussion. Also included in income before income taxes is $34,100 for special charges relating to litigation charges. Please see the "Commitments and Contingencies" note of the Notes to Consolidated Financial Statements for further discussion.

(3)

The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.